UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of April, 2014

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

NOTICE REGARDING NTT DATA INTRAMART CORPORATION’S ANNOUNCEMENT OF A CHANGE IN ITS NON-CONSOLIDATED RESULTS FOR THE FISCAL YEAR ENDED MARCH 31, 2014 AS COMPARED TO ITS NON-CONSOLIDATED RESULTS FOR THE FISCAL YEAR ENDED MARCH 31, 2013

On April 28, 2014, the registrant, together with its subsidiary NTT DATA CORPORATION (“NTT DATA”) and NTT DATA INTRAMART CORPORATION (“NTT DATA INTRAMART”), a subsidiary of NTT DATA, filed with the Tokyo Stock Exchange an announcement regarding a change in NTT DATA INTRAMART’s non-consolidated results for the fiscal year ended March 31, 2014 as compared to its non-consolidated results for the fiscal year ended March 31, 2013. Attached is an English translation of the notice filed with the Tokyo Stock Exchange.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Kazuhiko Nakayama
Name:	Kazuhiko Nakayama
Title:	General Manager
Investor Relations Office

Date: April 28, 2014

April 28, 2014

Company: NTT DATA INTRAMART CORPORATION
Representative: President and Chief Executive Officer	Yoshihito Nakayama
(Code No.: 3850, Tokyo Stock Exchange, Inc. Mothers Market)

For further inquiries, please contact:
Chief Director of Administration	Makoto Suzuki
TEL. 03-5549-2821

Parent company: NTT DATA CORPORATION
Representative: President and Chief Executive Officer	Toshio Iwamoto
(Code No.: 9613, First section of Tokyo Stock Exchange)

Parent company: Nippon Telegraph and Telephone Corporation
Representative: President and Chief Executive Officer	Hiroo Unoura
(Code No.: 9432, First section of Tokyo Stock Exchange)

ANNOUNCEMENT OF A CHANGE IN NTT DATA INTRAMART CORPORATION’S NON-CONSOLIDATED RESULTS FOR THE FISCAL YEAR ENDED MARCH 31, 2014 AS COMPARED TO ITS NON-CONSOLIDATED RESULTS FOR THE FISCAL YEAR ENDED MARCH 31, 2013

NTT DATA INTRAMART CORPORATION (“NTT DATA INTRAMART”) hereby announces a change in its non-consolidated results for the fiscal year ended March 31, 2014 (April 1, 2013 – March 31, 2014) as compared to its non-consolidated results for the fiscal year ended March 31, 2013, as described below.

1. Comparison of Non-consolidated Results

	Operating Revenues	Operating Income	Recurring Profit	Income before Income Taxes	Earnings per Share
	(Millions of yen)	(Millions of yen)	(Millions of yen)	(Millions of yen)	(Yen)
Year Ended March 31, 2013 (A)	2,675	378	384	228	46.20
Year Ended March 31, 2014 (B)	3,324	245	245	138	27.85
Increase (Decrease) (B-A)	649	(133)	(138)	(90)	—
Percent Increase (Decrease) (%)	24.3	(35.2)	(36.0)	(39.7)	—

2. Reason

During the fiscal year ended March 31, 2014, recurring profit and income before income taxes decreased compared to the fiscal year ended March 31, 2013 due to an increase in cost of sales relating to new products and services, and costs incurred in developing its overseas business and in pursuing new core business areas, while operating revenues increased mainly as a result of work on a major finance-related systems integration project order received during the fiscal year ended March 31, 2014.